UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

PLx Pharma Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

72942A107
(CUSIP Number)

Grace Jimenez c/o Park West Asset Management LLC 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939 Telephone Number: (415) 524-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Asset Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,473,218*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,473,218*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,473,218*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 16.8%*

14. Type of Reporting Person (See Instructions): IA

*See Item 5 for additional information.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Investors Master Fund, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,332,191*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,332,191*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,332,191*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 15.2%*

14. Type of Reporting Person (See Instructions): CO

*See Item 5 for additional information.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter S. Park

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,473,218*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,473,218*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,473,218*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 16.8%*

14. Type of Reporting Person (See Instructions): IN

*See Item 5 for additional information.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

This Amendment amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on November 20, 2017, as amended by Amendment No. 1 to such Schedule 13D filed with the SEC on December 31, 2018 (the “prior Schedule 13D” and, as amended hereby, this “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of PLx Pharma, Inc., a Delaware corporation (the “Issuer”). Except as set forth below, the prior Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the prior Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

This Amendment hereby amends Item 4, Item 5 and Item 7 of the prior Schedule 13D as follows:

Item 4.	Purpose of Transaction

Item 4 of the prior Schedule 13D is amended and supplemented by adding the information below:

Closing of Private Placement; Cancellation of Commitment Warrants

On February 19, 2019, the Issuer obtained the Stockholder Approval and filed the Certificate of Designations with the Secretary of the State of Delaware, and on February 20, 2019, the Issuer filed an Amended and Restated Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Amended and Restated Certificate of Designation”) with the Secretary of the State of Delaware. The Amended and Restated Certificate of Designation sets forth the rights, powers and preferences of the Series A Preferred Stock and was filed prior to the issuance of any Series A Preferred Stock in order to reflect a change in required ownership for certain board representation and related governance rights from a number of shares to an equivalent percentage of outstanding shares. Subsequently, on February 20, 2019, the Private Placement closed, with 13,565 and 1,435 shares of Series A Preferred Stock being issued to PWIMF and PWPI, respectively. As a result of the Stockholder Approval, the Commitment Warrants are not exercisable and have been surrendered by the PW Funds to the Issuer for cancellation.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) - (b)

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 8,749,173 shares of Common Stock outstanding as of January 8, 2019, as reported in the Issuer’s definitive proxy statement filed with the SEC on January 10, 2019.

As of the filing date of this report, (i) PWIMF held 1,332,191 shares of Common Stock and, subject to the limitations described below, 13,565 shares of Series A Preferred Stock, convertible into 5,217,307 shares of Common Stock and warrants to purchase up to 902,528 shares of Common Stock; and (ii) PWPI held 141,027 shares of Common Stock and, subject to the limitations described below, 1,435 shares of Series A Preferred Stock, convertible into 551,923 shares of Common Stock and warrants to purchase up to 115,653 shares of Common Stock. The Series A Preferred Stock contains a provision prohibiting conversion to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. The warrants expire on June 14, 2027 and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own 1,473,218 shares of Common Stock, and no shares of Common Stock underlying the warrants and the Series A Preferred Stock, held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 16.8% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report; and PWIMF may be deemed to beneficially own 1,332,191 shares of Common Stock, and no shares of Common Stock underlying the warrants and the Series A Preferred Stock, for an aggregate beneficial ownership percentage of approximately 15.2% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report.

Each of Mr. Park and PWAM has shared power to vote or direct the vote of 1,473,218 shares of Common Stock. Each of Mr. Park and PWAM has shared power to dispose or direct the disposition of 1,473,218 shares of Common Stock.

PWIMF has shared power to vote or direct the vote of 1,332,191 shares of Common Stock. PWIMF has shared power to dispose or direct the disposition of 1,332,191 shares of Common Stock.

Each of PWAM and Mr. Park specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)	There have not been any transactions in Common Stock effected by the Reporting Persons since the filing date of the most recent amendment to this Schedule 13D, except as set forth elsewhere in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended by adding the following exhibits to the end thereof:

F	Amended and Restated Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 of the Issuer’s Current Report on Form 8-K, filed on February 20, 2019).

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2019
(Date)

PARK WEST ASSET MANAGEMENT LLC
By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).